Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Delcath Systems, Inc. and Subsidiaries on Form S-3 of our report dated March 27, 2023, which includes an explanatory paragraph about the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Delcath Systems, Inc. as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 appearing in the Annual Report on Form 10-K of Delcath Systems, Inc. for the year ended December 31, 2022. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP
New York, NY
June 14, 2023